DAIMLERCHRYSLER


                                                          Press Information


                                         October 10, 2000


CONTACT:
DAIMLERCHRYSLER AG
Othmar M. Stein              Tel: +49 711 17 95160


DETROIT DIESEL
Daniel J. McEnroe            Tel: +1 313 592 7344



DAIMLERCHRYSLER COMPLETES CASH TENDER OFFER FOR DETROIT DIESEL;
ANNOUNCES SUBSEQUENT OFFERING PERIOD

STUTTGART/AUBURN HILLS--DaimlerChrysler (NYSE:DCX) announced today the completion of its $23 per share cash tender offer for all outstanding shares of common stock of Detroit Diesel Corporation (NYSE:DDC). The tender offer expired at 1:00 p.m. Eastern Daylight Savings Time (EDST) on Monday, October 9, 2000, at which time approximately 17,508,629 shares of Detroit Diesel common stock were validly tendered, including guaranteed deliveries. Payment for the shares of Detroit Diesel common stock purchased yesterday will be made promptly through ChaseMellon Shareholder Services, L.L.C., the depositary for the tender offer. After payment for the deposited shares, DaimlerChrysler will own approximately 97.1% of the total issued and outstanding shares of Detroit Diesel common stock.

As previously announced, DaimlerChrysler will provide a subsequent offering period of three business days for the Detroit Diesel tender offer, which begins today at 9:00 a.m. EDST and expires at 11:59 p.m. EDST on Thursday, October 12, 2000. During this subsequent offering period, shares of Detroit Diesel will be accepted and promptly paid for as they are tendered. The same price paid during the initial offering is extended through the subsequent offering period: $23 per share, net to the seller in cash, to Detroit Diesel stockholders. Shares that are tendered during the subsequent offering period may not be withdrawn.

Detroit Diesel Corporation, incorporated in 1987, is an international leader in diesel engines for on-and off-highway applications. The company offers engines from 22 to 11,000 horsepower for the on-highway, off-road (including power generation) and automotive markets through a worldwide network of more than 2,700 authorized distributor and dealer locations. It designs, manufactures, markets, services and provides after market and remanufactured diesel and alternative fuel engines.

DaimlerChrysler AG is the world's leading manufacturer of commercial vehicles with the brands Mercedes-Benz, Freightliner, Sterling, Setra and Thomas Built Buses.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, because they contain important information. The tender offer statement has been filed by DaimlerChrysler with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement has been filed by Detroit Diesel with the SEC. Investors and security holders may obtain a free copy of these statements at the SEC's website at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to DaimlerChrysler North America Holding Company. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Detroit Diesel Corporation.